UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2021

Stagewood Consortium, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11544

Delaware	82-3950600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5200 Blue Lagoon Drive, Suite 235 Miami, FL (Address of principal executive offices)	33126 (Zip Code)

786-577-7111
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1.      MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

Cautionary Statement Regarding Forward-Looking Statements

With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, projections concerning operations and available cash flow. Our actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto appearing elsewhere herein.

Overview

StageWood is a corporate manager of a network of related entities dedicated to the development, promotion and coordination of entertainment events under the security of smart contracts and a blockchain technology platform that creates trusted and secured transactions. The Company aims to collaborate and create reliable entertainment events by gathering artists, event producers, and fans in a virtual network to deliver unforgettable experiences.

Organization

StageWood was incorporated on January 5, 2018, under the laws of the State of Delaware. All subsidiaries below are wholly owned by the Company as of June 30, 2021:

StageWood Corporation (“SW Corp”) was incorporated on January 5, 2018, under the laws of the State of Delaware, for the purpose of providing communities and metropolitan areas with physical StageWood locations hosting micro-theaters, a main stage, gourmet chef’s kitchen and bar to create exclusive entertainment experiences for the TykBroker community and the public (See TykBroker Corporation below).

MyN3 Corporation (“MyN3”) was incorporated on January 5, 2018, under the laws of the State of Delaware, for the development of social media web and mobile applications, as well as with the required entertainment trading platforms for the development, promotion, and coordination of entertainment events. Their mobile application, Tyket, is an all-in-one application that allows peer-to- peer transactions between the three core members of the community: fans, artists and producers. Management believes Tyket is the first mobile application linking social media interaction between fans and artists with an embedded community platform for coordinating and managing live performance events. Exchanges, including crowdfunding and rewards, and ticket purchases acquired through the exchange platform will be protected by smart contracts under robust blockchain technology. Competition for tickets will be based on a merit platform rather than bidding war. Management believes the simplification of searching for liked events in the social media app network, and the easy ticket buying process makes Tyket the easiest and fastest way for fans to access their entertainment.

Tykwood, Inc. (“Tykwood”) was incorporated on January 9, 2018, under the laws of the State of Delaware, for the purpose of managing all financial transactions of the Company’s blockchain technology including wallet management, funds storage, token exchanges, crowdfunding and events finance. The Company will use an internally developed platform built on the Hyperledger Fabric protocol. Tykwood will manage financial exchanges.

1

TykBroker Corporation (“TykBroker”) was incorporated on September 26, 2019, under the laws of the State of Delaware. TykBroker is doing business as Fanatyks. Their role is to secure tickets to events at reasonable prices, acting as a broker to purchase an inventory of tickets wholesale, and distributing it to Fanatyks. The Fanatyks program will provide memberships to individuals to obtain discounts, prizes and rewards when upgrading their membership status to premium memberships.

StageWood Events, Inc. (“SW Events”) was incorporated on September 25, 2019, under the laws of the State of Delaware, for the purpose of producing entertainment events to be promoted in Tyket social media apps and distributed to Fanatyks.

On August 1, 2020, the Company signed an agreement of reorganization (the “Reorganization”) to exchange all issued and outstanding stock of SW Corp, StageWood Events, MyN3, TykWood, and TykBroker into common stock in the Company.

Results of Operations

For the six months ended June 30, 2021 and June 30, 2020.

We generated revenues of $4,776 for the six months ended June 30, 2021 compared to no revenue or the six months ended June 30, 2020. During the six months ended June 30, 2021 we incurred total expenses of $730,934.30 which was a decrease of $677,277.5914 from our expenses for the six months ended June 30, 2020, which totaled $1,408,211.89. This decrease was primarily due to a decrease of approximately $627,831 in our general and administrative expenses.

Assuming our offering is fully subscribed and regardless of sales, the funds raised through the offering are expected to satisfy the Company’s cash requirements through fiscal 2026.

Liquidity and Capital Resources

As of June 30, 2021, the Company’s cash and cash equivalents were approximately $89,688.

To date, we have financed our operations primarily through investments from our founders and by equity investments from unaffiliated investors. As of June 30, 2021 we have outstanding notes payable which include $1,010,500 due to a related party.

The Company estimates that if it raises the maximum amount sought in its current offering, it could continue at its current rate of operations through 2026 without raising additional capital.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

ITEM 2.      OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

2

ITEM 3.      FINANCIAL STATEMENTS (UNAUDITED)

Semiannual Report 2021

Consolidated Balance Sheet
June 30, 2021 & December 31, 2020

	June 30, 2021	December 31, 2020
ASSETS
Current Assets:
Cash and Cash Equivalents	$89,687.89	$85,801.00
Prepaid events and expenses	$288,234.22	$298,744.00
Total current assets	$377,922.11	$384,545.00
	$—
Property and Equipment, net	$83,656.06	$25,502.00
Software, net	$1,204,371.00	$759,532.00
Stock Subscription receivable	$—	$—
Intangibles, net	$136,748.70	$79,970.00
Deposits and other assets	$102,007.05	$50,207.00
Property and Equipment, Net Software, Intangibles, Net deposits and other assets	$1,526,782.81	$915,211.00
TOTAL ASSETS	$1,904,704.92	$1,299,756.00
	$—
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:	$—
Accounts Payable and Accrued Expenses	$188,961.04	$140,554.00
Other current liabilities	$—
Total current liabilites	$188,961.04	$140,554.00
Deferred rent	$—	$13,414.00
Related party note payable	$1,010,500.00	$15,000.00
TOTAL LIABILITIES	$1,199,461.04	$168,968.00

Stockholders’ Equity:
Preferred Stock	$—	$—
Common Stock	$62	$62
Additional paid-in capital	$2,766,898.00	$2,766,898.00
Accumulated Deficit	$(2,061,716.12)	$(1,636,172.00)
TOTAL STOCKHOLDERS’ EQUITY	$705,243.88	$1,130,788.00
	$—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,904,704.92	$1,299,756.00

3

Consolidated Statements of Operations
For the periods Jan 1 - June 30, 2021 and 2020

	2021	2020
Revenue	$4,776.00	$—
Expenses
Sales and marketing	$130,047.70	$184,825.24
Depreciation and amortization	$5,331.00	$—
General and administrative	$595,555.60	$1,223,386.65
Total Expenses	$730,934.30	$1,408,211.89
Net loss	$(726,158.30)	$(1,408,211.89)

4

Consolidated Statements of Cash Flows
For the periods Jan 1 - June 30, 2021 and 2020

	2021		2020
Cash flows from operating activities
Net loss		$(726,158.30)		$(1,408,211.89)
Adjustments to reconcile net loss to net cash in operating activities:
Depreciation		$1,017.19		$—
Stock Based compensation and professional fees	$		$
Changes in operating assets and liabilities				$—
Increase in prepaid and other assets		$10,509.78		$(142,415.50)
increase in deposits and other assets		$(51,800.05)		$(23,177.50)
increase in accounts payable and accrued expenses		$(48,407.04)		$(47,741.50)
Increase in deferred rent		$13,414.00		$(6,707.00)
Net cash used in operating activities		$(801,424.42)		$(1,628,253.39)

Cash Flows from investing activities:
Capital expenditures		$(82,639.06)		$(12,751.00)
Capital intangible assets		$(56,778.70)		$(28,315.00)
Capitalized software development costs		$(444,839.00)		$(264,417.00)
Net cash used in investing activities		$(584,256.76)		$(305,483.00)

Net cash from financing activities:
Proceeds from stock subscription receivable		$—		$14,000.00
Proceeds from related party note payable		$—		$(7,500.00)
Proceeds from issuance of common stock		$—		$1,138,076.00)
Net cash provided by financing activities		$—		$122,884.84

Net increase in cash and cash equivalents		$(1,385,681.18)		$1,810,851.55)
Cash and cash equivalents, beginning of year		$85,801		$31,637.00
Cash and cash equivalents, end of year		$(1,299,880.18)		$(1,842,488.55)

Non-cash financing activity:
Stock subscription receivable		$—		$—

5

Consolidated Statement of Changes in Stockholders’ Equity

From the year ended Dec 31, 2020 through June 30, 2021

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total
Balance at December 31, 2020	$61,951,600.00	$62.00	$2,766,898.00	$(1,636,172.00)	$1,130,788.00
Issuance of common stock	$—		$—		$—
Stock based compensation and professional fees	$—				$—
Net loss	$—	$—	$—	$(425,544.12)	$(425,544.12)
Balance at June 30, 2021	$61,951,600.00	$62.00	$2,766,898.00	$(2,061,716.12)	$705,243.88

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STAGEWOOD CONSORTIUM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Operations and Organization

Nature of Business

StageWood Consortium, Inc. (the “Company” or “StageWood”) is a corporate manager of a network of related entities dedicated to the development, promotion and coordination of entertainment events under the security of smart contracts and a blockchain technology platform that creates trusted and secured transactions. The Company aims to collaborate and create reliable entertainment events by gathering artists, event producers, and fans in a virtual network to deliver unforgettable experiences.

Organization

StageWood was incorporated on January 5, 2018, under the laws of the State of Delaware. All subsidiaries below are wholly owned by the Company as of June 30, 2021 (see Note 2 for principles of consolidation):

StageWood Corporation (“SW Corp”) was incorporated on January 5, 2018, under the laws of the State of Delaware, for the purpose of providing communities and metropolitan areas with physical StageWood locations hosting micro-theaters, a main stage, gourmet chef’s kitchen and bar to create exclusive entertainment experiences for the TykBroker Corporation (“TykBroker”) community and the public (See TykBroker Corporation below).

MyN3 Corporation (“MyN3”) was incorporated on January 5, 2018, under the laws of the State of Delaware, for the development of social media web and mobile applications, as well as with the required entertainment trading platforms for the development, promotion, and coordination of entertainment events. Their mobile application, Tyket, is an all-in-one application that allows peer-to- peer transactions between the three core members of the community: fans, artists and producers. Management believes Tyket is the first mobile application linking social media interaction between fans and artists with an embedded community platform for coordinating and managing live performance events. Exchanges, including crowdfunding and rewards, and ticket purchases acquired through the exchange platform will be protected by smart contracts under robust blockchain technology. Competition for tickets will be based on a merit platform rather than bidding war. Management believes the simplification of searching for liked events in the social media app network, and the easy ticket buying process makes Tyket the easiest and fastest way for fans to access their entertainment.

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STAGEWOOD CONSORTIUM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tykwood, Inc. (“Tykwood”) was incorporated on January 9, 2018, under the laws of the State of Delaware, for the purpose of managing all financial transactions of the Company’s blockchain technology including wallet management, funds storage, token exchanges, crowdfunding and events finance. The Company will use an internally developed platform built on the Hyperledger Fabric protocol. Tykwood will manage financial exchanges.

TykBroker Corporation (“TykBroker”) was incorporated on September 26, 2019, under the laws of the State of Delaware. TykBroker is doing business as Fanatyks. Their role is to secure tickets to events at reasonable prices, acting as a broker to purchase an inventory of tickets wholesale, and distributing it to Fanatyks. The Fanatyks program will provide memberships to individuals to obtain discounts, prizes and rewards when upgrading their membership status to premium memberships.

StageWood Events, Inc. (“SW Events”) was incorporated on September 25, 2019, under the laws of the State of Delaware, for the purpose of producing entertainment events to be promoted in Tyket social media apps and distributed to Fanatyks.

On August 1, 2020, the Company signed an agreement of reorganization (the “Reorganization”) to exchange all issued and outstanding stock of SW Corp, StageWood Events, MyN3, TykWood, and TykBroker into common stock in the Company.

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STAGEWOOD CONSORTIUM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The Company applied the guidance under Accounting Standards Codification (“ASC”) 810 Consolidation (“ASC 810”) and concluded, StageWood Corporation, StageWood Events, MyN3, TykWood, and TykBroker were variable interest entities as of December 31, 2019 and 2018. The Company acquired all these entities during the year ended December 31, 2020.

The consolidated financial statements include the accounts of StageWood Consortium, StageWood Corporation, StageWood Events, MyN3, TykWood, and TykBroker. All significant intercompany accounts, profits and transactions are eliminated in consolidation.

Basis of Accounting

The consolidated financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with initial maturities of three months or less when acquired to be cash equivalents.

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts payable and accrued expenses approximate fair value due to the short-term nature of these accounts.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash on deposit with financial institutions. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits as guaranteed by the Federal Deposit Insurance Corporation. The Company maintains its cash deposits in reputable financial institutions. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash accounts.

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STAGEWOOD CONSORTIUM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed by using the straight-line method over the estimated useful lives of the related assets, which range as follows:

Furniture and fixtures	2-10 years
Computer and office equipment	3-7 years
Leasehold improvements	5-15 years

Note 2 – Summary of Significant Accounting Policies, Continued

Property and Equipment, Continued

Expenditures for maintenance and repairs are charged to expense as incurred. When property and equipment is retired, sold, or otherwise disposed of, the asset’s carrying amount and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statement of operations.

Revenue Recognition

As of June 30, 2021 all the Companies are in the development stage and only Tykbroker Corporation has generated income by selling tickets for an event.

Revenue will be mainly generated from memberships, transaction charges and processing fees for the use of the Company’s applications and blockchain technology. Additional revenue streams include admission fee charges for activities coordinated in micro-theaters, stages, gourmet chef’s kitchens and bars intended to create exclusive entertainment experiences for the Fanatyks community and the public; through Fanatyk, fees will be charged on the apps, and charges to artists, event producers, and fans that participate on their virtual network. The Company plans to sell secure tickets to events, acting as a broker to purchase an inventory of tickets wholesale, and distributing it to Fanatyks. The Fanatyks program will provide memberships to individuals to obtain discounts, prizes and rewards when upgrading their membership status to premium memberships.

The Company recognizes revenue over the period when services are completed, persuasive evidence of an arrangement exists, the price is fixed and collection is reasonably assured.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes. The primary differences in asset and liability bases relate to the use of various methods of accounting for inventories, depreciable assets (use of different depreciation methods and lives for financial statements and income tax purposes), accrued expenses and reserves. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

10

STAGEWOOD CONSORTIUM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets are also recognized for operating losses, carryforwards and tax credits and are available to offset future taxable income. Valuation allowances are provided for deferred tax assets and are based on management’s projection of the sufficiency of future taxable income to realize the assets.

Management evaluated the Company’s tax positions taken or expected to be taken in the Company’s tax returns. Management determined that the Company had taken no uncertain positions that require adjustment to the consolidated financial statements. Penalties and interest assessed by income taxing authorities would be included in operating expenses.

The Company’s 2021, 2020, 2019, and 2018 tax years are subject to audit by taxing authorities. Management determined that it does not have any significant uncertain tax positions as of June 30, 2021.

Note 2 – Summary of Significant Accounting Policies, Continued

Software and Website Development Costs

The Company capitalizes its software, app and website development costs in its consolidated financial statements in accordance with Financial Accounting Standards Board (“FASB”) ASC 350-40 Internal-Use Software (“ASC 350-40”). Software and website development costs are capitalized when the Company acquires and develops software needed to operate the website including testing the software and website. The Company also capitalizes the overall design of its web pages including design, layout, color and images.

The Company also capitalizes costs incurred for enhancements for customer interface that increase functionality.

Costs incurred for planning and developing the website including conceptualizing the website, are expensed as incurred. Depreciation of website development and software costs is provided using the straight-line method based on the estimated useful lives of the depreciable assets.

Capitalized software and website development costs are reviewed for impairment whenever events or changes in circumstances indicate their related carrying amount may not be recoverable. When required, impairment losses of software and website development costs are recognized based on the excess of the asset’s carrying amount over the fair value of the asset.

Intangible Assets

Intangible assets consist of identifiable intangible assets obtained in connection with the Company’s business trademarks, patents and copyrights. Intangible assets are amortized using the straight-line method, based on management’s best estimate of the pattern of economic benefit, over their estimated useful lives in accordance with ASC Topic 350 Intangibles-Goodwill and Other. Amortizable intangible assets are tested for impairment only when an indicator of impairment exists.

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STAGEWOOD CONSORTIUM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,

Impairment of Long-Lived Assets

The Company evaluates long-lived assets and intangibles held and used for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment is recognized when the carrying amounts of such assets cannot be recovered by the discounted net cash flows they will generate. There were no impairment losses recognized for the fiscal year 2021 and 2020.

Advertising Costs

Advertising costs consist primarily of media advertising, recruiting, and marketing expenses. All costs related to advertising are expensed in the period incurred. Total advertising expense for the period of January 1 to June 30, 2021 and 2020 totaled $130,047.70 and $184,825.24, respectively.

New Accounting Pronouncement

In June 2020, the FASB issued Accounting Standards Update (“ASU”) ASU 2020-05, Revenue from Contracts with Customers (“Topic 606”) and Leases (“Topic 842”), which is intended to address the Coronavirus Disease 2019 (“COVID-19”) pandemic’s adverse impact on the global economy causing significant and widespread business and capital market disruptions.

New Accounting Pronouncement, Continued

As a result, the FASB deferred the effective dates of Topic 606 and Topic 842 (collectively, the “Updates”) to provide near-term relief for certain entities for whom the Updates were either currently effective or imminently effective. Under the Updates, Topic 842 can be adopted no later than for years beginning after December 15, 2021 with early adoption permitted. Management estimates that the new standards will not have a material impact on the consolidated financial statements of the Company.

In February 2016, the FASB issued Topic 842, which requires all leases to be recognized on the balance sheet as lease assets and lease liabilities and will require both quantitative and qualitative disclosures regarding key information about leasing arrangements. The guidance is effective beginning January 1, 2022 with an option to early adopt. Topic 842 requires a modified retrospective transition approach and provides certain transitional relief.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2020. The Company will adopt this guidance for the year ending December 31, 2021. The Company does not anticipate the adoption of ASU 2016-13 to have a material impact on its consolidated financial statements.

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STAGEWOOD CONSORTIUM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Property & Equipment

Property and equipment is summarized as follows at June 30, 2021:

Furniture and fixtures	$46,637.60
Computer and office equipment	24,785.27
Leasehold improvements	11,216.00
82,638.87
Less: accumulated depreciation	(1,017.19)
Total property, net	$83,656.06

Depreciation for the period of January 1 to June 30, 2021 totaled $1,017.19. The depreciation for the period of January 1 to June 30, 2020 totaled $353.50.

Note 4 – Software and Website Development Costs, Net

The table below reflects the carrying values of capitalized software and development costs as of June 30th:

	2021	2020
Website development and software costs, net	$1,204,371.00	$759,532.00

There is no amortization expense for capitalized software and website development costs for the fiscal years of 2020, 2019 and 2018, as the Company has not initiated operations and the software is still in development.

Note 5 – Intangibles

The Company’s finite-lived intangible assets at June 30, 2021 and December 31, 2020 include trademarks and patents with an estimated useful life of 5 to 15 years as follows:

	2021	2020
Gross carrying value	$136,748.70	$79,970.00
Less accumulated amortization	—	—
Net	$136,748.70	$79,970.00

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STAGEWOOD CONSORTIUM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,

No amortization expense was recorded for the fiscal years of 2020, 2019 or 2018. Estimated amortization for years after December 31, 2020 is as follows:

Year Ending December 31,	Amount
2021	$5,331
2022	5,331
2023	5,331
2024	5,331
2025	5,331
Thereafter	53,315
Total	$79,970

Note 6 – Related Transactions

Related Party Notes Payable

At June 30, 2021, notes payable include $1,010,500 due to a related party under an informal agreement effective December 2020. The note contains no repayment terms and is noninterest bearing. No interest expense was imputed on the loan in 2020 due to immateriality.

Stock Subscription Receivable

During 2018, the Company issued $243,225 in common stock to related parties. The Company received proceeds of $215,225 and recorded a subscription receivable of $28,000. The Company collected the subscription receivable of $28,000 during the year ended December 31, 2020. No more collections have been made as June 30, 2021.

Note 7 – Stock Offering

The Company intends to raise equity capital as an emerging growth Company upon qualification of the Company’s offering statement by the Securities and Exchange Commission (“SEC”) under a “Tier 2 Offering” under SEC Regulation A (the “Offering’). The Company has two authorized classes of member units, Class A units and Class B units. The Company is offering up to 15,000,000 shares (“Shares”) of its common stock, par value $0.000001 per share (“Common Stock”), with an aggregate amount of $75,000,000 (“Maximum Offering”), in the Offering.

There is no minimum number of Shares that needs to be sold for funds to be released to the Company and for the Offering to close.

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STAGEWOOD CONSORTIUM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Stockholders’ Equity

During 2020, the Company retroactively amended their articles of incorporation to change the par value of all shares to $.000001 and the total shares of common stock and preferred stock authorized to 100,000,000 and 10,000,000, respectively. The Company’s stock issuances from 2018 to 2020 ranged from $.001 per share to

$2.81 per share. The stockholders’ equity consists of accumulated deficit, additional paid in capital preferred stock ($.000001 par value per share) and common stock ($.000001 par value per share).

The following is a summary of the Company’s stock authorized and outstanding as of December 31:

	2020	2019	2018
Common Stock Authorized	100,000,000	100,000,000	100,000,000
Common Stock Outstanding	61,951,600	61,480,679	61,257,553
Preferred Stock Authorized	10,000,000	10,000,000	10,000,000
Preferred Stock Outstanding	—	—	—

Note 9 - Share-Based Compensation

During 2020, the Company adopted a stock option plan (the “Plan”) which authorized the issuance of up to 3,000,000 shares of common stock. Awards under the Plan are eligible to employees, officers, directors, and other service providers in the form of incentive stock options or nonqualified stock options.

Options outstanding under this award as of December 31, 2020 are as follows:

	Total Issued	Exercise Price	Vesting Period		Total Vested
Incentive Stock Options	225,000	$.001	4 years	*	—
Non-Qualified Stock Options	1,520,000	$.001	4 years	*	—
Non-Qualified Stock Options	190,000	$.001	1 year		—
	1,935,000				—

*Options vest in 25% increments on the annual anniversary of the grant date.

The cost of time-vesting options awards is based on the fair market value of the Company’s common stock on the date of grant and is charged to income on a straight-line basis over the requisite vesting period. The share fair value of time-vesting option awards granted during 2020 was $2.81. Compensation expense related to employee stock option grants totaled $663,772 for the year ended December 31, 2020. Professional fees related to non-employee stock option grants totaled $289,093 for the year ended December 31, 2020.

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STAGEWOOD CONSORTIUM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,

Note 10 – Commitments and Contingencies

From time to time, the Company may be subject to threatened legal actions that arise out of the ordinary course of business. In the opinion of management, the disposition of any such matters is not expected, individually or in the aggregate, to have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

However, the results of legal actions cannot be predicted with certainty. Therefore, it is possible that the Company’s results of operations, financial condition or cash flows could be materially adversely affected in any period by the unfavorable resolution of one or more legal actions.

Note 11 – Leasing Arrangements

The Company leases office facilities pursuant to operating lease agreements that expire on December 2023. The following table presents future minimum lease payments due under operating leases with initial or remaining non-cancelable lease terms more than one year as June 30, 2021:

Years Ending December 31,	Amount
2021	$41,148.50
2022	85,395.00
2023	87,178.00
Total	$213,721.50

Rent expense on all operating leases amounted to $41,148.50 and $0 as of June 30, 2021 and 2020, respectively.

Note 12 - Income Taxes

As of December 31, 2020, the Company reflects a net deferred tax asset fully offset by a valuation allowance. As the Company does not have a history of earnings or cumulative profits, as of December 31, 2020, it is not more likely than not the deferred tax asset will be realized. The Company will continue to evaluate the position as the Company begins business and generates sales. Additionally, as of December 31, 2019, the Company and most subsidiary entities were structured as Subchapter S Corporations in which taxable income or losses pass through to its shareholders. As such, no provision for income taxes was recorded for the years ended December 31, 2020, 2019 and 2018. The Company’s reorganization to a C-corporation consolidated group was effective as of August 1, 2020 (see Note 1).

The significant components of the Company’s deferred income tax assets (liabilities) as December 31, 2020 are as follows:

Deferred income tax assets (liabilities):
Differences in tax basis of property and equipment	$(13,732)
Net operating losses	109,155
Software development	(221,017)
Equity compensation and professional fees	241,551
Start-up / organizational costs	134,858
Deferred Tax Asset	250,815
Valuation Allowance	(250,815)
Net Deferred Tax Asset / (Liability)	$—

Note 13 – Significant Uncertainty and Going Concern Considerations

COVID-19 Pandemic

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. On March 9, 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, industry, and workforce.

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STAGEWOOD CONSORTIUM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,

COVID-19 Pandemic, Continued

Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.

Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have an adverse effect on the Company’s results of future operations, financial position, and liquidity in fiscal year 2021.

On March 27, 2020 the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted. The CARES Act was enacted to address the economic fallout of the COVID-19 pandemic on the US economy.

Management is currently evaluating the effect, if any, on the Company related to the provisions of the CARES Act.

Going Concern Considerations

The Company’s ability to satisfy its operating and financing commitments is dependent on the continued infusion of funds from investors and related parties, proceeds from public offerings (see Note 7), and future revenue streams. Management believes that the occurrence of such is probable and will be sufficient to meet the Company’s obligations and satisfy capital requirements for the foreseeable future.

Note 14 – Subsequent Events

On January 22, 2021, the Company entered into a five-year licensing agreement with an unrelated third-party, which commences on April 1, 2021 and expires on March 31, 2026.

Future payments due under this agreement are as follows:

Years Ending December 31,	Amount
2021	$250,444
2022	322,397
2023	331,619
2024	341,116
2025	350,901
Total	$1,596,477

On May 5, 2021, the Company issued 725,000 incentive stock options and 150,000 non-qualified stock options. These options have an exercise price of $2.81 and vests in 25% increments on the annual anniversary of the grant date. The share fair value of time-vesting option awards granted was $2.81.

Management evaluated events after December 31, 2020, through June 30, 2021, the date the consolidated financial statements were available to be issued, for adjustments to or disclosures in the consolidated financial statements. No other significant events other than those disclosed in the footnotes to the consolidated financial statements warranted additional disclosure.

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ITEM 4 EXHIBITS

2.1	Amended and Restated Certificate of Incorporation.*

2.2	Bylaws.*

4.1	Form of Subscription Agreement.*

6.1	2020 Equity Incentive Plan.*

6.2	Prime Trust New Account Agreement dated June 24, 2020 by and between Stagewood Consortium, Inc. and Prime Trust, LLC.*

6.3	Technology Services Agreement dated March 12, 2021 between Stagewood Consortium, Inc. and Prime Trust, LLC.*

6.4	Master Campaign Agreement between Stagewood Consortium, Inc. and Impact Tech, Inc.*

6.5	Registered Developer Agreement dated March 30, 2021 by and between Stagewood Consortium, Inc. and Tickets.com, LLC.*

6.6	TicketNetwork Data Sharing Agreement dated August 1, 2019 by and between Stagewood Consortium, Inc. and TicketNetwork, Inc.*

6.7	Ticket Solution Agreement dated September 10, 2020 between NYM3 Corporation and Ticket Evolution, Inc.*

6.8	Suite License Agreement dated October 17, 2020 between Tykbroker Corporation and Marlins Stadium Operator, LLC.*

6.9	License Agreement dated March 4, 2020 between Stagewood Consortium, Inc. and South Florida Stadium LLC.*

6.10	SEATICS Software License Agreement between Ticket Software LLC and Stagewood Consortium, Inc. dated August 14, 2019.*

8.1	Escrow Services Agreement dated June 24, 2020 by and between Prime Trust, LLC, Stagewood Consortium, Inc. and Dalmore Group, LLC.*

*Filed previously.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on September 27, 2021.

Stagewood Consortium, Inc.

/s/ Santiago Figuereo
Santiago Figuereo, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated above.

/s/ Santiago Figuereo
Santiago Figuereo, Chief Executive Officer, Chief
Financial Officer and Chairman

/s/ Ronald de los Santos
Ronald de los Santos, Director

/s/ David Salcedo
David Salcedo, Director

/s/ Louis Silvestre
Louis Silvestre, Director

/s/ Frankelly Veras
Frankelly Veras, Director

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